December 10, 2008

Mr. William C-L Friar
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Tamalpais Bancorp Preliminary Consent Solicitation Statement Filed November 24, 2008 File No. 0-50878

Dear Mr. Friar:

        The following is in response to your comment letter dated December 5, 2008, and the accounting comments communicated telephonically by David Lyons to Lloyd Spencer on December 8, 2008, in the referenced matter. For ease of reference, I have repeated the comment in your letter or communicated telephonically followed by our response.

General

1.

In the middle of the penultimate paragraph on page 6 you reference the company’s application to become a bank holding company. Please revise to explain this reference. It appears that your company already is a bank holding company.

Response to Comment 1: Please be advised that Tamalpais Bancorp (the “Company”) is not a bank holding company, as its subsidiary, Tamalpais Bank (the “Bank”), is currently a California industrial bank. The Company is not required to register as a bank holding company under the Bank Holding Company Act of 1956, as amended, while the Bank is a California industrial bank rather than a commercial bank.  On November 10, 2008, the Bank filed an application with the California Department of Financial Institutions to change its charter to a California commercial bank. The Bank’s application was approved on November 13, 2008.  Also on November 10th, the Bank filed a similar application with the FDIC. The FDIC has indicated that it will approve the application, but has yet to do so. Additionally, as a result of the Bank’s intended change in charter to a commercial bank, on November 13, 2008 the Company  filed an application with the Federal Reserve Bank of San Francisco (the “FRBSF”) to become a bank holding company.  The FRSB is presently awaiting completion of the statutory 30 day notice period. The change in charter cannot be effected until all applicable regulatory approvals have been obtained. Please see the disclosure in the second paragraph under “Reasons for Proposed Amendment” on page 6 of the preliminary consent solicitation statement.

Mr. William C-L Friar
December 10, 2008

2.	We note the bullet items on page 10. Please revise to disclose your current related practice and the effect of these changes upon the company.

Response to Comment 2: We have added disclosure on page 10 of the consent solicitation statement in response to your comment.

3.

Where you discuss the warrants, please revise to disclose the number of warrants and common stock expected to be issued at the minimum and maximum leveled of the preferred stock offering. Also, give the exercise price as of a recent date.

Response to Comment 3: We have added disclosure on page 9 of the consent solicitation statement in response to your comment.

4.

Please discuss how your participation in the Capital Purchase Program may dilute the interests of your existing common shareholders, based upon the price paid per share for the common and on a percentage ownership basis. Please include quantification.

Response to Comment 4: We have added disclosure on page 9 of the consent solicitation statement in response to your comment.

Accounting Comments

5.	Regarding the pro forma financial information, please revise shareholders’ equity to separately present the amount of proceeds attributable to the common stock warrants.

Response to Comment 5: We have changed the Unaudited Pro Forma Consolidated Balance Sheet on page 12 in response to your comment.

Mr. William C-L Friar
December 10, 2008

6.	Revise to separately present accretion of the discount on the preferred shares from the contractual dividends.

Response to Comment 6: We have changed the Unaudited Pro Forma Consolidated Statements of Net Income on pages 13 and 14 in response to your comment.

7.	Please disclose the following:

a)	the constant effective yield on the preferred shares;

Response to Comment 7(a): We have disclosed the constant effective yield on the preferred shares in footnote #6 on pages 13 and 14 in response to your comment.

b)	the methodologies and assumptions used to determine relative fair value of the preferred shares and warrants, including the discount rate used;

Response to Comment 7(b): We have disclosed the methodologies and assumptions used to determine relative fair value of the preferred shares and warrants, including the discount rate used, in footnotes # 2 and 3 on page 12 and in footnote 6 on pages 13 and 14 in response to your comment.

c)	the method used to determine the pro forma dilutive effects of the warrants;

Response to Comment 7(c): We have disclosed the method used to determine the pro forma dilutive effects of the warrants in footnote #7 on pages 13 and 14 in response to your comment.

d)	the effective tax rate used to determine the income tax pro forma adjustment;

Response to Comment 7(d): We have disclosed the effective tax rate used to determine the income tax pro forma adjustment in footnote #4 on pages 13 and 14 in response to your comment.

e)	the methodologies and assumptions used to determine the amount of discount accretion on the preferred shares. Also, disclose the period over which the discount is amortized.

Response to Comment 7(e): We have disclosed the methodologies and assumptions used to determine the amount of discount accretion on the preferred shares, including the period over which the discount is amortized, in footnote #6 on pages 13 and 14 in response to your comment.

Mr. William C-L Friar
December 10, 2008

We are including with this response an acknowledgement that:

•	the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, do not hesitate to contact me at (415) 455-4593.

Very truly yours,

Tamalpais Bancorp

By:	/s/ Michael Moulton

Michael Moulton Chief Financial Officer

December 11, 2008

Dear Shareholder:

          Our board of directors has approved an amendment to the Articles of Incorporation of Tamalpais Bancorp (the “Company”) to authorize the creation of a class of preferred stock. This action by our board of directors to amend the Articles of Incorporation is subject to approval of our shareholders.

          We are asking for your approval of this amendment in order to enable us to be positioned to participate in what we believe to be an attractive capital raising opportunity proposed by the U.S. government. On October 14, 2008, the U.S. Department of Treasury (“Treasury”) announced the establishment of the Troubled Asset Relief Program Capital Purchase Program (the “TARP Capital Purchase Program”), pursuant to which Treasury plans to invest up to $250 billion in U.S. financial institutions by purchasing preferred stock from these institutions. Shareholder approval of the proposed amendment to our Articles of Incorporation is a prerequisite to our participation in the TARP Capital Purchase Program, assuming our application to participate in the program is approved by Treasury and our board of directors makes the final decision to participate. The proposed amendment would also provide our board of directors with the flexibility to issue additional shares of preferred stock in other capital raising transactions, though no specific issuances of preferred stock outside of the TARP Capital Purchase Program are presently contemplated.

          While the capital ratios of our subsidiary bank, Tamalpais Bank, remain well-capitalized, our board of directors believes that we should be positioned to take advantage of market opportunities for safe and sound growth and that we take all necessary steps to achieve even higher capital levels. We believe this will position us to remain strong throughout the remainder of the current economic crisis.

          This solicitation is being made on the terms and subject to the conditions set forth in the accompanying Consent Solicitation Statement, which describes the terms of the proposed amendment to the Articles of Incorporation of the Company. Also enclosed you will find your written consent card and return envelope. Please complete, date and sign the written consent card and return it in the enclosed, postage-prepaid envelope or by facsimile. You can also submit your consent electronically or telephonically using instructions on the consent card. Consents must be submitted to Computershare by 5:00 p.m., Pacific Standard Time, on January 13, 2009 .

          Your response to this solicitation is important. Failure to return the enclosed written consent card will have the same effect as a vote against approval of the amendment. Our board of directors recommends that all shareholders CONSENT to the amendment to our Articles of Incorporation.

          Your continued interest and support of Tamalpais Bancorp are greatly appreciated.

Sincerely,

/s/ Mark Garwood	/s/ Carolyn Horan

Mark Garwood	Carolyn Horan, Ed.D.
Board Director, President and Chief Executive Officer	Chairman

TAMALPAIS BANCORP

630 LAS GALLINAS AVENUE
SAN RAFAEL, CA 94903
(415) 526-6400

NOTICE OF SOLICITATION OF CONSENTS

To the Shareholders of Tamalpais Bancorp:

This Notice of Solicitation of Consents and accompanying Consent Solicitation Statement are furnished to you by Tamalpais Bancorp (the “Company”) in connection with the solicitation on behalf of our board of directors of written consents from the holders of the Company’s common stock to take action without a shareholders’ meeting.

Our board of directors is requesting the holders of the Company’s common stock to consent to an amendment of the Company’s Articles of Incorporation to authorize the creation of a class of preferred stock consisting of 10,000,000 shares.

We have established the close of business on November 26, 2008 as the record date (the “Record Date”) for determining shareholders entitled to submit written consents.

We request that each shareholder complete, date and sign the enclosed written consent card and promptly return it in the enclosed postage-prepaid envelope or fax it to Computershare at 818-502-0674. You can also submit your consent electronically or telephonically using instructions on the consent card. To be counted, your properly completed written consent card must be received at or before 5:00 p.m. Pacific Standard Time, on January 13, 2009 (the “Expiration Date”), subject to extension by our board of directors.

Your vote is important. Failure to return the enclosed written consent card will have the same effect as a vote against the proposed amendment to the Company’s Articles of Incorporation. We recommend that all shareholders consent to the amendment to the Company’s Articles of Incorporation by marking the box entitled “CONSENT” with respect to the proposal on the enclosed written consent card. If you sign and send in the written consent card but do not indicate how you want to vote as to the proposed amendment, your consent card will be treated as a consent to the proposal.

Consents may be revoked by shareholders at any time prior to the time that we receive and accept the written consent of the holders of a majority of the outstanding shares of Common Stock of the Company entitled to vote.

IT IS VERY IMPORTANT THAT EVERY SHAREHOLDER VOTE. WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED WRITTEN CONSENT AS PROMPTLY AS POSSIBLE.

By Order of the Board of Directors,

San Rafael, California	/s/ Paul David Schaeffer
December 11 , 2008
Paul David Schaeffer, Secretary

TAMALPAIS BANCORP

630 LAS GALLINAS AVENUE
SAN RAFAEL, CALIFORNIA 94903
(415) 526-6400

CONSENT SOLICITATION STATEMENT

General

          This Consent Solicitation Statement is being furnished in connection with the solicitation of written consents of the shareholders of Tamalpais Bancorp (the “Company”) to amend our Articles of Incorporation. The proposed amendment to our Articles of Incorporation would create an additional class of 10,000,000 shares of authorized preferred stock. This Consent Solicitation Statement contains important information for you to consider when deciding how to vote on this matter. Please read it carefully.

          Our board of directors has elected to obtain shareholder approval of the amendment to our Articles of Incorporation by written consent, rather than by calling a special meeting of shareholders. Written consents are being solicited from all of our shareholders pursuant to Section 603 of the California Corporations Code and Section 2.10 of Article II of our Bylaws.

          Voting materials, which include this Consent Solicitation Statement and a written consent card, are being mailed to all shareholders on or about December 11 , 2008. Our board of directors set the close of business on November 26, 2008 as the Record Date. The close of business on such date has been fixed as the Record Date for the determination of holders entitled to act with respect to the consent. As of the Record Date, the Company had outstanding 3,823,634 shares of its no par value common stock (the “Common Stock”), held of record by approximately 875 registered holders.

Vote Required

          In order to approve the amendment to the Company’s Articles of Incorporation, we must receive the written consent of a majority of the outstanding shares of Common Stock (the “Requisite Consent”). Each share of Common Stock entitles the holder of record to one vote on the matter set forth in the written consent card. Shares held by a broker who has indicated that it does not have discretionary authority to vote on the amendment and has not received instructions from the beneficial owner (“broker non-votes”) will have the legal effect of a vote against the amendment. Abstentions will be treated as votes against the proposal. If you do not consent to the amendment or if you do not vote at all (abstain), and we do not otherwise obtain enough consents to approve the changes to our Articles of Incorporation, the amendment will not be approved. Our board of directors recommends that you CONSENT to the amendment to our Articles of Incorporation.

How to Submit Consents

          All written consents that are properly completed, signed and delivered to our transfer agent, Computershare, prior to the Expiration Date, and not revoked prior to our acceptance of the written consents, will be accepted. You can also submit your consent electronically or telephonically using instructions on the consent card. If you have any questions about the consent solicitation or how to vote or revoke your written consent, or if you should need additional copies of this Consent Solicitation Statement or voting materials, please contact Georgeson Inc. (the “Consent Solicitation Agent”) at (877) 668-1639.

          Shareholders of record who desire to consent to the amendment of our Articles of Incorporation may do so by mailing or delivering the applicable written consent to Computershare using the enclosed, postage pre-paid envelope and in accordance with the instructions contained in the written consent. If your shares are held in street name, and you wish to consent, you must instruct your broker, bank, or other holder of record. Therefore, we recommend that you follow the voting instructions in the materials you receive directly from the holder of record.

          If the written consent is properly completed and signed, the shareholder will be deemed to have consented to the amendment to our Articles of Incorporation authorizing the creation of a class of preferred stock consisting of 10,000,000 shares. Failure to return the enclosed written consent card will have the same effect as a vote against approval of the amendment.

          Written consents by the shareholder(s) must be executed in exactly the same manner as the name(s) appear(s) on the share certificates. If share certificates to which a written consent relates are held of record by two or more joint holders, all such holders must sign the written consent. If a signature is by a trustee, executor, administrator, guardian, proxy, attorney-in-fact, officer of a corporation or other record holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to us of such person’s authority so to act. If share certificates are registered in different names, separate written consents must be executed covering each form of registration.

          THE CONSENT SHOULD NOT BE SENT TO US. A SHAREHOLDER MUST COMPLETE, SIGN, DATE AND DELIVER THE WRITTEN CONSENT (OR PHOTOCOPY THEREOF) FOR SUCH HOLDER’S SHARES TO COMPUTERSHARE. SUCH WRITTEN CONSENT MAY BE DELIVERED TO COMPUTERSHARE BY HAND, MAIL, FACSIMILE, TELEPHONICALLY, ELECTRONICALLY OR BY OVERNIGHT COURIER.

Expiration Date; Amendments

          The term “Expiration Date” means 5:00 p.m. Pacific Standard Time, on January 13, 2009 , unless the Requisite Consents are received prior to such date, in which case, this solicitation will expire on the date that such Requisite Consents are obtained. Final results will be published in a Form 8-K after the time period providing consents expires (the earlier of January 13, 2009 , unless extended, or the time the Requisite Consents have been received).

          Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, the Company reserves the right, at any time prior to the Expiration Date, to amend or terminate the solicitation, or to delay accepting written consent cards.

Revocation of Consents

          Written consents may be revoked or withdrawn by the shareholders at any time prior to the date we have received the Requisite Consents and have accepted them or prior to 5:00 p.m. Pacific Standard Time on the Expiration Date. To be effective, a written or facsimile revocation or withdrawal of the written consent card must be received by Computershare prior to such time and addressed as follows: P.O. Box 43070, Providence, RI 02940-3070; or by facsimile to (818) 502 - 0674. A notice of revocation or withdrawal must specify the shareholder’s name and the number of shares being withdrawn. After the Expiration Date, all written consents previously executed and delivered and not revoked will become irrevocable.

Solicitation of Consents

          Our board of directors is sending you this Consent Solicitation Statement in connection with its solicitation of consents to approve the amendment to our Articles of Incorporation. Certain directors, officers and employees of our company may solicit written consents by mail, facsimile or in person. Our Company will pay for the costs of solicitation. We expect to pay the reasonable expenses of brokers, nominees and similar record holders in mailing voting materials to beneficial owners of our Common Stock.

          In connection with the solicitation we have retained Georgeson Inc. as our Consent Solicitation Agent. Georgeson Inc. will receive a fee for serving as Consent Solicitation Agent estimated to be approximately $8,500. In addition, we will reimburse Georgeson Inc. for reasonable out-of-pocket expenses and will indemnify it against certain liabilities and expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table provides information as of November 26, 2008, as to shareholders who, to our knowledge, beneficially own more than 5% of the outstanding shares of Common Stock. All information shown is based on information reported on Schedule 13G filed with the SEC on the dates indicated in the footnotes to this table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Heartland Advisors, Inc. (1)	289,131 shares	7.56%
789 North Water Street
Milwaukee, WI 53202

Wasatch Advisors Inc. (2)	264,455 shares	6.92%
150 Social Hall Avenue
Salt Lake City, UT 84111

FMR LLC (3)	221,317 shares	5.79%
82 Devonshire Street
Boston, MA 02109

The Banc Funds Company, LLC (4)	203,680 shares	5.32%
208 S. LaSalle Street, Suite 1680
Chicago, IL 60604

(1)

The information as to Heartland Advisors, Inc. is derived from a Schedule 13G filed with the SEC on February 8, 2008. Heartland Advisors reports that it is an investment adviser registered under the Investment Advisers Act of 1940, and furnishes investment advice to one investment company registered under the Investment Company Act of 1940 and other managed accounts. In its role as investment adviser or manager, Heartland Advisors possesses investment and/or voting power over our securities that are owned by its clients, and may be deemed to be the beneficial owner of our shares held by its clients. However, Heartland Advisors disclaims beneficial ownership of all securities reported in its Schedule 13G.

(2)	The information as to Wasatch Advisors Inc. is derived from a Schedule 13G/A filed with the SEC on February 14, 2008.

(3)	The information as to FMR LLC is derived from a Schedule 13G/A filed with the SEC on February 14, 2008.

(4)

The information as to Banc Funds Company, LLC is derived from a Schedule 13G/A filed with the SEC on February 11, 2008. The shares are beneficially owned, collectively by Banc Fund V L.P., Banc Fund VI L.P. and Banc Fund VII L.P. (the “Banc Funds”). The Banc Funds Company is the general partner of the respective general partners of each of the Banc Funds.

SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT

The following table provides information as of November 26, 2008, concerning the equity ownership of our directors and named executive officers, and our directors and named executive officers as a group.

Name and Address of Beneficial Owner (1)	Relationship to Tamalpais Bancorp	Number of Shares Beneficially owned Beneficial Ownership (2)	Percent of Shares Beneficial Ownership (3)

Allan G. Bortel (4)	Director, Tamalpais Bancorp and Tamalpais Bank; Vice-Chairman, Director, Secretary and Treasurer, Tamalpais Wealth Advisors	24,795	0.65%

Evelyn S. Dilsaver (5)	Director, Tamalpais Bancorp and Tamalpais Bank	2,200	0.06%

Mark Garwood (6)	Director and President and Chief Executive Officer, Tamalpais Bancorp; Chairman, Director and President and Chief Executive Officer, Tamalpais Bank; Director, Tamalpais Wealth Advisors	114,068	2.98%

Carolyn B. Horan (7)	Chairman and Director, Tamalpais Bancorp; Vice- Chairman and Director, Tamalpais Bank	86,508	2.26%

Michael Moulton (8)	Chief Financial Officer, Tamalpais Bancorp and Tamalpais Wealth Advisors; Executive Vice President and Chief Financial Officer, Tamalpais Bank	61,808	1.62%

Larry Rosenberger	Director, Tamalpais Bancorp and Tamalpais Bank	—	—

Paul David Schaeffer (9)	Director and Secretary, Tamalpais Bancorp and Tamalpais Bank; Chairman and Director, Tamalpais Wealth Advisors	5,240	0.14%

Richard E. Smith (10)	Vice-Chairman, Director and Treasurer, Tamalpais Bancorp; Director and Treasurer, Tamalpais Bank	120,910	3.16%

All Directors and Executive Officers as a Group (8 persons) (11)		415,529	10.87

(1)	The address for all persons listed is c/o Tamalpais Bancorp, 630 Las Gallinas Avenue, San Rafael, California 94903.

(2)

Unless otherwise indicated in these notes and subject to applicable community property laws and shared voting and investment power with a spouse, each director and executive officer listed above possesses sole voting power and sole investment power for the shares of Tamalpais Bancorp Common Stock listed.

(3)

In calculating the percentage of ownership, all shares which the identified person or persons have the right to acquire by exercise of options within 60 days of November 26, 2008 are deemed to be outstanding for the purpose of computing the percentage of the class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(4)	Includes 13,025 shares of stock held in a Living Trust and 11,770 non-employee stock options all of which are presently exercisable.

(5)	Includes 2,200 shares of stock.

(6)	Includes 21,320 shares of stock, 3,852 shares held in a Family Trust, 12,298 shares held in Tamalpais Bank 401(K), and 76,598 shares of incentive stock options that are presently exercisable.

(7)	Includes 72,598 shares of stock in a Family Trust and 13,910 non-employee stock options all of which are presently exercisable.

(8)	Includes 11,195 shares of stock, 2,062 shares held in IRA, 4,116 shares held in Tamalpais Bank 401(K) and 44,435 shares of incentive stock options that are presently exercisable.

(9)	Includes 2,100 shares of stock held in a Trust and 3,140 non-employee stock options all of which are presently exercisable.

(10)	Includes 96,300 shares held in Richard E. Smith & Patricia Smith Trust, 2,140 shares in Patricia Smith IRA and 22,470 non-employee stock options that are presently exercisable.

(11)

Includes 226,792 shares of stock, 16,414 shares held in Tamalpais Bank 401(K), and 51,290 shares of non-employee stock options and 121,033 shares of employee stock options all of which are presently exercisable.

ITEM 1.	APPROVAL OF AMENDMENT TO OUR ARTICLES OF INCORPORATION TO AUTHORIZE 10,000,000 SHARES OF PREFERRED STOCK.

General

          Under the existing provisions of our Articles of Incorporation, we have the authority to issue up to 10,000,000 shares of Common Stock, but do not have the authority to issue preferred stock. On November 19, 2008, our board of directors approved an amendment to our Articles of Incorporation to authorize up to 10,000,000 shares of preferred stock, no par value, subject to approval of the amendment by shareholders. If the amendment to our Articles of Incorporation is approved by shareholders, our board of directors will be authorized to provide for the issuance of preferred stock from time to time in one or more series and, in connection with the creation of any such series, to determine the rights, preferences, privileges and restrictions of such series. The shares of preferred stock would be available for issuance without further action by our shareholders, except as may be required by applicable law.

          The complete text of the form of the Amendment to the Articles of Incorporation for the authorization of preferred stock is set forth in Appendix A to this Consent Solicitation Statement. Shareholders are urged to read Appendix A carefully. Such text is however subject to revision for such changes as may be required by the California Secretary of State and other changes consistent with this proposal that we may deem necessary or appropriate.

Reasons for Proposed Amendment

          Approval by shareholders of the amendment to our Articles of Incorporation would enable us to participate in the TARP Capital Purchase Program recently established by the U.S. Department of Treasury (“Treasury”) pursuant to the Emergency Economic Stabilization Act of 2008, if our application to participate in that program is approved by Treasury and our board of directors makes a final determination to participate.

          The Company filed applications with the Federal Reserve Bank of San Francisco on November 14, 2008 for permission to become the bank holding company of its subsidiary, Tamalpais Bank, and to participate in the TARP Capital Purchase Program. In the alternative, if such applications are not approved, Tamalpais Bank has also filed an application with the Federal Deposit Insurance Corporation for approval to participate in the program. On November 10, 2008, Tamalpais Bank applied to the California Department of Financial Institutions (“DFI”) to change its charter from a California industrial bank to a California commercial bank. The DFI granted formal approval of Tamalpais Bank’s application on November 13, 2008.

          Financial institutions approved for participation in the TARP Capital Purchase Program will be able to sell shares of preferred stock on standardized terms to Treasury, as described below under “—Description of the TARP Capital Purchase Program.” Although Tamalpais Bank remained “well-capitalized” as of September 30, 2008 under applicable regulatory capital guidelines, our board of directors believes that we should be positioned to take advantage of market opportunities for safe and sound growth and that we take all necessary steps to achieve higher capital levels that will position us to remain strong throughout the remainder of the current economic crisis and as we continue to grow. In addition, if the Company’s application to become a bank holding company is approved, it will become subject to the regulatory capital requirements of the Federal Reserve Board. The issuance of the cumulative perpetual preferred stock (the “Senior Preferred”) to Treasury will qualify as Tier 1 capital under the Federal Reserve’s risk-based capital guidelines applicable to bank holding companies. For this reason, we decided to apply for participation in the TARP Capital Purchase Program, subject to final evaluation by our board of directors. Because our Articles of Incorporation currently do not authorize us to issue preferred stock, however, shareholder approval of the amendment to our Articles of Incorporation is a prerequisite for our participation in the TARP Capital Purchase Program. None of our directors or executive officers has any financial or other personal interest in this proposal.

          The amendment to our Articles of Incorporation would also afford our board of directors the flexibility to set the terms of and issue additional preferred stock in other capital raising transactions without incurring the time and expense of seeking shareholder approval for particular issuances, though no specific issuances of preferred stock outside of the TARP Capital Purchase Program are presently contemplated.

Description of the TARP Capital Purchase Program

          The following is a brief description of the terms of the shares of preferred stock that we may issue to the Treasury through the TARP Capital Purchase Program. This description is based upon information currently available to us concerning the terms of the TARP Capital Purchase Program and does not purport to be complete in all respects. The final terms of the Senior Preferred will be specified by resolution of our Board of Directors in a subsequent amendment to our Articles of Incorporation.

          General Terms of Senior Preferred. Under our Articles of Incorporation, as proposed to be amended, we will have authority to issue up to 10 million shares of preferred stock with no par value per share. If our application is approved by the Treasury, the shareholders approve the proposed amendments and our board decides to participate in the TARP Capital Purchase Program, we would anticipate issuing between 5,850 and 17,560 shares of Senior Preferred for an aggregate purchase price of between $5.85 million and $17.56 million based on our risk-weighted assets as of September 30, 2008. Subject to limitations on use of proceeds that may be specified by the Treasury, we intend to use the proceeds of the issuance of the Senior Preferred for general corporate purposes, which may include deploying such proceeds to take advantage of market opportunities and strengthen the capital positions of our subsidiary bank. When issued, the Senior Preferred will be validly issued, fully paid and nonassessable. The term of the Senior Preferred will be perpetual. The holders of Senior Preferred will be entitled to receive cash dividends when, as and if declared out of assets legally available for payment in respect of the Senior Preferred by our Board of Directors or a duly authorized committee of the Board of Directors in their sole discretion. Dividends will be cumulative.

          Prior to the issuance of the Senior Preferred, we will have filed Articles of Amendment to our Articles of Incorporation with respect to the Senior Preferred with the Secretary of State of the State of California. When issued, the Senior Preferred will have a fixed liquidation preference of $1,000 per share. If we liquidate, dissolve or wind up our affairs, holders of Senior Preferred will be entitled to receive, out of our assets that are available for distribution to shareholders, an amount per share equal to the liquidation preference per share plus any unpaid dividends for all prior Dividend Periods (as defined below). The Senior Preferred will not be convertible into our Common Stock or any other class or series of our securities and will not be subject to any sinking fund or any other obligation of us for their repurchase or retirement.

          Ranking of Senior Preferred. With respect to the payment of dividends and the amounts to be paid upon liquidation, the Senior Preferred will rank:

•	senior to our Common Stock and all other equity securities designated as ranking junior to the Senior Preferred; and

•	at least equally with all other equity securities designated as ranking on parity with the Senior Preferred as to payment of dividends or the amounts to be paid upon liquidation, as applicable.

          For as long as any Senior Preferred remain outstanding, unless all accrued and unpaid dividends for all prior Dividend Periods are fully paid:

•

no dividend whatsoever may be paid or declared on our Common Stock or other junior stock or other equity securities designated as ranking on parity with the Senior Preferred as to payment of dividends (“dividend parity stock”), other than, in the case of dividend parity stock, dividends paid on a pro rata basis with the Senior Preferred;

•	no common stock or other junior stock or dividend parity stock may be purchased, redeemed or otherwise acquired for consideration by us.

          Subject to the foregoing, such dividends (payable in cash, stock or otherwise) as may be determined by our board of directors (or a duly authorized committee of the board) may be declared and paid on our Common Stock and any other stock ranking equally with or junior to the Senior Preferred from time to time out of any funds legally available for such payment, and the Senior Preferred shall not be entitled to participate in any such dividend; provided, however, that the consent of the Treasury will be required for any increase in the dividends per share paid to the Common Stock until the earlier of (i) the third anniversary of the date of issue of the Senior Preferred and (ii) the date on which the Senior Preferred have been redeemed in whole or the Treasury has transferred all Senior Preferred to third parties.

          Senior Preferred Dividends. Holders of Senior Preferred, in preference to the holders of our Common Stock and of any other shares of our stock ranking junior to the Senior Preferred as to payment of dividends, will be entitled to receive, only when, as and if declared by our board of directors or a duly authorized committee of the board, out of assets legally available for payment, cash dividends. These dividends will be payable at a rate of 5.00% per annum until the fifth anniversary of the date of issuance, and thereafter at a rate of 9.00% per annum (the “Dividend Rate”), applied to the $1,000 liquidation preference per share and the amount of accrued and unpaid dividends for any prior Dividend Period. Dividends will be paid quarterly in arrears on the 15th day of February, May, August and November of each year commencing on February 15, 2009 (each, a “Dividend Payment Date”), with respect to the Dividend Period, or portion thereof, ending on the day preceding the respective Dividend Payment Date. A “Dividend Period” means each period commencing on (and including) a Dividend Payment Date and continuing to (but not including) the next succeeding Dividend Payment Date, except that the first Dividend Period for the initial issuance of Senior Preferred will commence upon the date of original issuance of the Senior Preferred. Dividends will be paid to holders of record on the respective date fixed for that purpose by our board of directors or a committee thereof in advance of payment of each particular dividend.

          The amount of dividends payable per share on each Dividend Payment Date will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

          Redemption of Senior Preferred. The Senior Preferred may not be redeemed prior to the first Dividend Payment Date falling on or after the third anniversary of the date of issuance, except with the proceeds of a Qualified Equity Offering (as defined below) that results in proceeds to us of not less than 25% of the issue price of the Senior Preferred. A “Qualified Equity Offering” is the sale by us for cash, following the date of issuance of the Senior Preferred, of common stock or perpetual preferred stock that qualifies as Tier 1 capital under the risk-based capital guidelines of the Federal Reserve. On any date after the first Dividend Payment Date falling on or after the third anniversary of the date of issuance the Senior Preferred may be redeemed, in whole or in part, at our option, from any source of funds. Any such redemption will be at a cash redemption price of $1,000 per share, plus any unpaid dividends for all prior Dividend Periods for that share, plus a pro rata portion of the dividend for the then-current Dividend Period to the redemption date. Holders of Senior Preferred will have no right to require the redemption or repurchase of the Senior Preferred.

          Liquidation Rights of Senior Preferred. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Senior Preferred will be entitled to receive an amount per share (the “Total Liquidation Amount”) equal to the fixed liquidation preference of $1,000 per share, plus any unpaid dividends for all prior Dividend Periods plus a pro rata portion of the dividend for the then-current Dividend Period to the date of liquidation. Holders of the Senior Preferred will be entitled to receive the Total Liquidation Amount out of our assets that are available for distribution to shareholders, after payment or provision for payment of our debts and other liabilities but before any distribution of assets is made to holders of our Common Stock or any other shares ranking, as to that distribution, junior to the Senior Preferred.

          If our assets are not sufficient to pay the Total Liquidation Amount in full to all holders of Senior Preferred and all holders of any shares of our stock ranking as to any such distribution on a parity with the Senior Preferred, the amounts paid to the holders of Senior Preferred and to such other shares will be paid pro rata in accordance with the respective Total Liquidation Amount for those holders. If the Total Liquidation Amount per share has been paid in full to all holders of Senior Preferred and the liquidation preference of any other shares ranking on parity with the Senior Preferred has been paid in full, the holders of our Common Stock or any other shares ranking, as to such distribution, junior to the Senior Preferred will be entitled to receive all of our remaining assets according to their respective rights and preferences.

          For purposes of the liquidation rights, neither the sale, conveyance, exchange or transfer of all or substantially all of our property and assets, nor the consolidation or merger by us with or into any other corporation or by another corporation with or into us will constitute a liquidation, dissolution or winding up of our affairs.

          Voting Rights of Senior Preferred. Except as indicated below or otherwise required by law, the holders of Senior Preferred will not have any voting rights.

          If and whenever the dividends on the Senior Preferred have not been declared and paid in an aggregate amount equal to at least six Dividend Periods (whether or not consecutive), the number of directors then constituting our board of directors will be increased by two. Holders of Senior Preferred, together with the holders of all other affected classes and series of any other class or series of our stock that ranks on parity with Senior Preferred as to payment of dividends and that has voting rights equivalent to those described in this paragraph (“voting parity stock”) voting as a single class, will be entitled to elect the two additional members of our board of directors (the “Preferred Stock Directors”) at any annual meeting of shareholders or any special meeting of the holders of Senior Preferred and any voting parity stock for which dividends have not been paid.

          Whenever all dividends on the Senior Preferred have been paid in full, then the right of the holders of Senior Preferred to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future Dividend Periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

           So long as any Senior Preferred remain outstanding, the affirmative vote of the holders of at least two-thirds of the Senior Preferred outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), will be required to:

•

authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Senior Preferred with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock into Senior Preferred;

•

amend, alter or repeal the provisions of our Articles of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Senior Preferred or the holders thereof; or

•	effect any merger, exchange or similar transaction which would adversely affect the Senior Preferred;

provided, however, that with respect to the occurrence of any event set forth in the second and third bullet points above, so long as any Senior Preferred remain outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the Senior Preferred, in each case taking into account that upon the occurrence of this event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the Senior Preferred or the holders thereof, and provided, further, that any increase in the amount of our authorized Common Stock or preferred stock or the creation or issuance of any other series of common stock or other equity securities ranking on a parity with or junior to the Senior Preferred with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up and any change to the number of directors or number of classes of directors shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

          The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required, all outstanding Senior Preferred shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of Senior Preferred to effect the redemption.

          Warrants. The Treasury would also receive a warrant to purchase a number of shares of our Common Stock having an aggregate market price equal to 15% of the Senior Preferred on the date of issuance. The exercise price of the warrant would be the average closing price of our Common Stock on the 20 trading days ending on the last trading day prior to the date our application for participation in the TARP Capital Purchase Program is preliminarily approved by the Treasury. The warrants will have a term of ten years and will be immediately exercisable upon issuance. The Treasury will agree not to exercise any voting power with respect to any shares of Common Stock issued upon exercise of the warrants; however, the warrants will, subject to certain restrictions, be transferable, and the transferee may not be subject to any restrictions on voting rights. The number of shares subject to the warrants will be reduced by 50% if, prior to December 31, 2009, we have received aggregate gross proceeds of not less than 100% of the issue price of the Senior Preferred in a Qualified Equity Offering. To the extent we redeem the Senior Preferred held by the Treasury, we will have a right to repurchase any warrants or any Common Stock issued upon exercise of the warrants and held by the Treasury at fair market value.

           Based on a minimum issuance of $5.85 million under the TARP Capital Purchase Program, the Treasury would be issued warrants to purchase 88,014 shares of Common Stock at a price of $9.97 per share (based on the trailing 20 day Tamalpais Bancorp average share price as of December 8, 2008). These 88,014 shares of Common Stock represent an increase of 2.30% over the 3,823,634 shares of Common Stock currently outstanding and would be dilutive to existing shareholders.

           Based on a maximum issuance of $17.56 million under the TARP Capital Purchase Program, the Treasury would be issued warrants to purchase 264,192 shares of Common Stock at a price of $9.97 per share (based on the trailing 20 day Tamalpais Bancorp average share price as of December 8, 2008). These 264,192 shares of Common Stock represent an increase of 6.91% over the 3,823,634 shares of Common Stock currently outstanding and would be dilutive to existing shareholders.

           The amount of dilution will depend on the actual amount of capital received and on the average price of our Common Stock for the 20-day period prior to our receipt of approval to participate in the TARP Capital Purchase Program. In addition, if the warrants are exercised at any time when the exercise price is less than the tangible book value of the shares of Common Stock received, the exercise will be dilutive to the tangible book value of the then existing common shareholders. Based on the tangible book value per share of our Common Stock at September 30, 2008 of $9.55 and an exercise price of $9.97 based on the average market price of our Common Stock for the 20 trading days prior to December 8, 2008, the exercise of these warrants would not be dilutive to our tangible book value if the warrants were exercised immediately. The amount of dilution, however, will depend on the number of shares of Common Stock issued upon the exercise of the warrants and the amount of the difference between the exercise price and the book value of the Common Stock at such time.

          Transferability and Registration Rights. The Senior Preferred will not be subject to any contractual restrictions on transferability. The Treasury may transfer the Senior Preferred to third parties at any time. The warrants will not be subject to any contractual restrictions on transfer, except that the Treasury may only transfer 50% of the warrants prior to the earlier of (i) the date we have received proceeds of not less than 100% of the issue price of the Senior Preferred from one or more Qualified Equity Offerings and (ii) December 31, 2009. We will be obligated to file a registration statement under the Securities Act of 1933, as amended, covering the resale of the Senior Preferred, the warrants and the common stock issuable upon exercise of the warrants, as promptly as practicable after issuing the Senior Preferred to the Treasury. Senior Preferred holders would also have piggyback registration rights. In addition, under certain circumstances we may be obligated to file a registration statement covering an underwritten offering of these securities upon the request of the Treasury.

          Limits on Executive Compensation. As a condition to the issuance of the Senior Preferred, we will agree to certain limits on executive compensation for our chief executive officer, chief financial officer, and our next three most highly compensated officers. Specifically, we must

•	ensure that incentive compensation for any such executive does not encourage unnecessary and excessive risks that threaten our value;

•

implement a required clawback of any bonus or incentive compensation paid to any such executive based on statements of earnings, gains, or other criteria that are later proven to be materially inaccurate;

•	not make any “golden parachute payment” (as defined in the Internal Revenue Code) to any such executive; and

•	agree not to deduct for tax purposes executive compensation in excess of $500,000 annually for each such executive.

           If we participate in the TARP Capital Purchase Program, we will review our compensatory plans and contracts and will modify or amend such plans as necessary to comply with the applicable limits on executive compensation prior to entering into the definitive documentation necessary to consummate the investment.

          Limitation on Share Repurchases. Subject to limited exceptions, we will be prohibited from repurchasing shares of our capital stock (other than the Senior Preferred) until the earlier of (i) the third anniversary of the date of issue of the Senior Preferred and (ii) the date on which the Senior Preferred have been redeemed in whole or the Treasury has transferred all Senior Preferred to third parties.

No Assurances as to Issuance of Senior Preferred

          As noted above, although we have applied to participate in the TARP Capital Purchase Program, our application may not be accepted or it may not be accepted on the terms described above and our estimates of the proceeds of our participation are not guaranteed. Also, our board of directors may decide to not issue Senior Preferred to Treasury even if we are approved to participate in the TARP Capital Purchase Program. Accordingly, there can be no assurance that any preferred stock will ever be issued by us and, if any is, what its terms will be.

Potential Effects of the Proposed Amendment

          In deciding whether to issue shares of preferred stock, our board of directors will consider the terms of such stock and the effect of the issuance on the operating results of the Company and its existing shareholders. Issuances of one or more series of preferred stock may result in dilution to the investments of existing shareholders. Issuances of preferred stock could be used to discourage or make it more difficult for a person to acquire control of the Company or remove management. Our board of directors did not propose this amendment for the purpose of discouraging mergers or changes in control of the Company.

          The actual effect of the issuance of any shares of preferred stock upon the rights of holders of Common Stock cannot be stated until the board of directors determines the specific rights of the holders of such preferred stock. The effects of the issuance of preferred stock upon holders of our Common Stock might include, among other things: (i) restricting our ability to declare dividends or the amount of such dividends on the Common Stock; (ii) restricting our ability to repurchase outstanding shares of Common Stock; (iii) diluting the voting power of the Common Stock; and (iv) a change in the market price of the Common Stock, or impairing the liquidation rights of the Common Stock, without further action by the shareholders.

Pro Forma Financial Information

          The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. The unaudited pro forma consolidated financial data gives effect to the events discussed below as if they had occurred on January 1, 2007 in the case of the statement of income data and September 30, 2008 in the case of the balance sheet data. The unaudited pro forma consolidated financial data have been prepared based on the following assumptions:

•	The issuance of $5.85 million (minimum estimated proceeds) or $17.56 million (maximum estimated proceeds) of preferred stock to Treasury under the TARP Capital Purchase Program.

•

The issuance of warrants to purchase 88,014 shares of Tamalpais common stock (minimum estimated warrants to be issued) or warrants to purchase 264,192 shares of Tamalpais common stock (maximum estimated warrants to be issued) assuming a purchase price of $9.97 per share (trailing 20-day Tamalpais average share price as of December 8 , 2008).

•	The investment in federal funds from the proceeds of the Capital Purchase Program.

          We present two sets of unaudited pro forma consolidated balance sheet data, including selected line items from our balance sheet and selected capital ratios, as of September 30, 2008. We also present two sets of unaudited pro forma condensed consolidated income statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. In each presentation we assume, in one case, that we receive the minimum estimated proceeds from the sale of preferred stock and issue the minimum number of warrants under the TARP Capital Purchase Program and, in the other, that we receive the maximum estimated proceeds from the sale of preferred stock and issue the maximum number of warrants under the TARP Capital Purchase Program. The pro forma financial data may change materially in both cases based on the actual proceeds received under the TARP Capital Purchase Program if our application is approved by Treasury, the timing and utilization of the proceeds as well as certain other factors including the strike price of the warrants, any subsequent changes in our Common Stock price, and the discount rate used to determine the fair value of the preferred stock.

          The information should be read in conjunction with our audited financial statements and the related notes as filed as part of our Annual Report on Form 10-K for the year ended December 31, 2007, and our unaudited consolidated financial statements and the related notes filed as part of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, and included in Appendix B to this Consent Solicitation Statement.

          The following unaudited pro forma consolidated financial data is not necessarily indicative of our financial position or results of operations that actually would have been attained had proceeds from the TARP Capital Purchase Program been received, or the issuance of the warrants pursuant to the TARP Capital Purchase Program been made, at the dates indicated, and is not necessarily indicative of our financial position or results of operations that will be achieved in the future. In addition, as noted above, our application to participate in the TARP Capital Purchase Program has not been approved by Treasury and any such approval would be subject to final determination by our board of directors to participate. Accordingly, we can provide no assurance that the minimum or maximum estimated proceeds included in the following unaudited pro forma financial data will ever be received.

          We have included the following unaudited pro forma consolidated financial data solely for the purpose of providing shareholders with information that may be useful for purposes of considering and evaluating the proposal to amend our Articles of Incorporation. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in this Consent Solicitation Statement and those described under Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2007, and in our other reports filed with the SEC.

Unaudited Pro Forma Consolidated Balance Sheet

	Historical	Pro Forma (1)

	September 30,	September 30, 2008
	2008	Minimum	Maximum

	(Unaudited)
Assets
Cash and Equivalents (1)	$19,241,350	$25,091,350	$36,801,350
Interest-bearing time deposits in other financial institutions	551,000	551,000	551,000
Investment securities	57,921,254	57,921,254	57,921,254
Federal Home Loan Bank restricted stock, at cost	8,429,800	8,429,800	8,429,800
Pacific Coast Banker’s Bank restricted stock, at cost	50,000	50,000	50,000
Loans receivable, net of allowance for loan losses	575,069,026	575,069,026	575,069,026
and unearned income	(6,475,668)	(6,475,668)	(6,475,668)

	568,593,358	568,593,358	568,593,358
Bank premises and equipment, net	4,124,545	4,124,545	4,124,545
Accrued interest receivable	3,673,809	3,673,809	3,673,809
Cash surrender value of bank-owned life insurance	10,735,213	10,735,213	10,735,213
Other assets	6,388,525	6,388,525	6,388,525

Total Assets	$679,708,854	$685,558,854	$697,268,854

Liabilities and Stockholders’ Equity
Liabilities
Deposits	442,400,167	442,400,167	442,400,167
Federal Home Loan Bank Advances	178,085,000	178,085,000	178,085,000
Long term debt	6,000,000	6,000,000	6,000,000
Junior Subordinated Debentures	13,403,000	13,403,000	13,403,000
Accrued interest payable and other liabilities	3,320,302	3,320,302	3,320,302

Total Liabilities	643,208,469	643,208,469	643,208,469

Commitment and Contingencies	—	—	—

Stockholders’ Equity
Preferred Stock (2)	—	5,762,054	16,887,913
Common stock	12,027,473	12,027,473	12,027,473
Additional Paid-In-Capital (3)	891,347	979,293	1,563,434
Retained earnings	23,462,163	23,462,163	23,462,163
Accumulated other comprehensive income, net	119,402	119,402	119,402

Total Stockholders’ Equity	36,500,385	42,350,385	54,060,385

Total Liabilities and Stockholders’ Equity	$679,708,854	$685,558,854	$697,268,854

`
(1)

Reflects the issuance of a minimum of $5,850,000 and a maximum of $17,560,000 of shares of Senior Preferred. The proceeds received from the sale of the Senior Preferred are assumed to be initially invested primarily in federal funds sold. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(2)

The pro forma information gives effect to receipt of the proceeds of the issuance of the shares of Senior Preferred as of September 30, 2008 net of the discount based on the value that is allocated to the warrants upon issuance. The proceeds are allocated based on the relative fair value of the warrants as compared to the fair value of the Senior Preferred. The fair value of the Senior Preferred is determined based on assumptions regarding the discount rate on the Senior Preferred (currently estimated at 8%). The lower the discount rate, the less negative impact on net income and earnings per share available to common shareholders.

(3)

The proceeds attributable to the value of the warrants are included as an increase in additional paid in capital upon issuance. The fair value of the warrants is determined under a Black-Scholes model. The model includes assumptions regarding the Company’s Common Stock price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free rate interest rate. The lower the value of the warrants, the less the negative impact on the net income and earnings per share available to common shareholders.

Unaudited Pro Forma Consolidated Statement of Income
(Nine Months Ended September 30, 2008)

		Pro Forma (1)

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2008

	Historical	Minimum	Maximum

Interest Income (2)	$32,165,977	$32,244,119	$32,400,538
Interest Expense	15,055,391	15,055,391	15,055,391

Net Interest Income Before Provision for Loan Losses	17,110,586	17,188,728	17,345,147
Provision for Loan Losses	1,596,957	1,596,957	1,596,957

Net Interest Income After Provision for Loan Losses	15,513,629	15,591,771	15,748,190

Total Non-interest income	1,664,304	1,664,304	1,664,304
Total Non-interest Expenses (3)	11,184,948	11,184,948	11,184,948
Income Before Provision for Income Taxes	5,992,985	6,071,127	6,227,546
Provision for Income Taxes (4)	2,013,977	2,043,280	2,101,937

Net Income	$3,979,008	4,027,847	4,125,609

Effective dividend on preferred shares (5)		219,375	658,500
Accretion of discount on preferred shares (6)		13,112	99,246

Net Income available to common shareholders		$3,795,360	$3,367,863

Share and Per Share Data:
Earnings Per Share
Basic	$1.04	$0.99	$0.88

Diluted	$1.04	$0.99	$0.87

Average basic shares outstanding	3,819,495	3,819,495	3,819,495
Average diluted shares outstanding (7)	3,832,121	3,841,996	3,861,763

(1)	The pro forma information gives effect to receipt of the proceeds of the issuance of the shares of Senior Preferred at the beginning of the period.

(2)

The proceeds received from the issuance of the shares of Senior Preferred are assumed to be initially invested primarily in federal funds sold, earning a rate of 1%. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain and the rate of return earned following redeployment cannot be estimated.

(3)	The costs of the issuance of the Senior Preferred are expected to be immaterial; accordingly, no effect is shown in this pro forma statement of income.

(4)	Additional income tax expense is calculated at an effective tax rate of 37.5% and is attributable to additional net interest income as described in Note 2.

(5)	Consists of dividends on Senior Preferred at a 5% annual rate.

(6)

The accretion of the dividend on the Senior Preferred is calculated using the effective yield method over a five year term, which is the expected life of the Senior Preferred upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include a discount rate of approximately 8% on the Senior Preferred and assumptions underlying the value of the warrants. The constant effective yield of the Senior Preferred is approximately 5.35% if the minimum amount is received and is approximately 5.90% if the maximum amount is received.

(7)

As described in the Section titled “Description of the TARP Capital Purchase Program - Warrants,” the Treasury would receive warrants to purchase a number of shares of our Common Stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the date we receive preliminary approval to participate in the TARP Capital Purchase Program. This pro forma assumes that the warrants would give the Treasury an option to purchase a minimum of 88,000 and a maximum of 264,000 shares of the Company’s Common Stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $9.97 (based on the trailing 20 day Tamalpais Bancorp average share price as of December 8, 2008) and remained outstanding for the entire period presented. The treasury stock method was utilized to determine the dilution of the warrants for the period presented.

Unaudited Pro Forma Consolidated Statement of Income
(Year Ended December 31, 2007)

		Pro Forma (1)

	Year Ended December 31, 2007	Year Ended December 31, 2007

	Historical	Minimum	Maximum

Interest Income (2)	$39,041,013	$39,099,513	$39,216,613
Interest Expense	21,481,886	21,481,886	21,481,886

Net Interest Income Before Provision for Loan Losses	17,559,127	17,617,627	17,734,727
Provision for Loan Losses	243,956	243,956	243,956

Net Interest Income After Provision for Loan Losses	17,315,171	17,373,671	17,490,771

Total Non-interest income	2,546,008	2,546,008	2,546,008
Total Non-interest Expenses (3)	13,365,218	13,365,218	13,365,218
Income Before Provision for Income Taxes	6,495,961	6,554,461	6,671,561
Provision for Income Taxes (4)	2,286,847	2,310,832	2,358,843

Net Income	$4,209,114	4,243,629	4,312,718

Effective dividend on preferred shares (5)		292,500	878,000
Accretion of discount on preferred shares (6)		17,483	132,327

Net Income available to common shareholders		$3,933,646	$3,302,391

Share and Per Share Data:
Earnings Per Share
Basic	$1.07	$1.00	$0.84

Diluted	$1.07	$0.99	$0.82

Average basic shares outstanding	3,950,540	3,950,540	3,950,540
Average diluted shares outstanding (7)	3,951,791	3,973,328	4,016,438

(1)	The pro forma information gives effect to receipt of the proceeds of the issuance of the shares of Senior Preferred at the beginning of the period.

(2)

The proceeds received from the issuance of the shares of Senior Preferred are assumed to be initially invested primarily in federal funds sold, earning a rate of 1%. Subsequent redeployment of the funds is anticipated, but the timing of such redeployment is uncertain and the rate of return earned following redeployment cannot be estimated.

(3)	The costs of the issuance of the Senior Preferred are expected to be immaterial; accordingly, no effect is shown in this pro forma statement of income.

(4)	Additional income tax expense is calculated at an effective tax rate of 37.5% and is attributable to additional net interest income as described in Note 2.

(5)	Consists of dividends on Senior Preferred at a 5% annual rate.

(6)

The accretion of the dividend on the Senior Preferred is calculated using the effective yield method over a five year term, which is the expected life of the Senior Preferred upon issuance. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include a discount rate of approximately 8% on the Senior Preferred and assumptions underlying the value of the warrants. The constant effective yield of the Senior Preferred is approximately 5.35% if the minimum amount is received and is approximately 5.90% if the maximum amount is received.

(7)

As described in the Section titled “Description of the TARP Capital Purchase Program - Warrants,” the Treasury would receive warrants to purchase a number of shares of our Common Stock having an aggregate market price equal to 15% of the proceeds on the date of issuance with a strike price equal to the trailing twenty day trading average leading up to the date we receive preliminary approval to participate in the TARP Capital Purchase Program. This pro forma assumes that the warrants would give the Treasury an option to purchase a minimum of 88,000 and a maximum of 264,000 shares of the Company’s Common Stock. The pro forma adjustment shows the increase in diluted shares outstanding assuming that the warrants had been issued on January 1, 2007 at a strike price of $9.97 (based on the trailing 20 day Tamalpais Bancorp average share price as of December 8, 2008)and remained outstanding for the entire period presented. The treasury stock method was utilized to determine the dilution of the warrants for the period presented.

Unaudited Pro Forma Regulatory Capital Ratios

		Pro Forma (1)

	At September 30, 2008	At September 30, 2008

	Historical	Minimum	Maximum

Parent Company Pro Forma Regulatory Capital Ratios
Tier 1 leverage ratio	7.29%	8.28%	9.77%
Tier 1 risk based capital ratio	8.29%	9.48%	11.41%
Total risk based capital ratio	9.40%	10.59%	12.51%

Bank Regulatory Capital Ratios
Tier 1 leverage ratio	8.19%	8.99%	10.46%
Tier 1 risk based capital ratio	9.34%	10.32%	12.25%
Total risk based capital ratio	10.45%	11.43%	13.35%

(1)	Assumes a downsteaming by the Company to the Bank of the entire proceeds from the issuance of the Senior Preferred.

(2)	The Parent Company is not currently subject to regulatory capital ratios. The indicated Historical Capital Ratios for the Parent Company are pro forma Bank Holding Company calculations.

Required Consent

          The affirmative consent of a majority of the issued and outstanding shares of the Common Stock entitled to vote is required for approval of the proposed amendment to our Articles of Incorporation.

          THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS CONSENT TO THE APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO AUTHORIZE THE CREATION OF A CLASS OF PREFERRED STOCK BY THE COMPANY.

SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          In addition to the historical information, this Consent Solicitation Statement contains forward-looking statements with respect to the financial condition, results of operation and business of Tamalpais Bancorp and its subsidiaries. These include, but are not limited to, statements that relate to or are dependent on estimates or assumptions relating to the prospects of loan growth, credit quality, changes in securities or financial markets, and certain operating efficiencies resulting from the operations of Tamalpais Bank and Tamalpais Wealth Advisors. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

•	the possibility that we will not be approved by Treasury for participation in the TARP Capital Purchase Program, or that Treasury will invest less than the amount for which we have applied;

•	competitive pressure among financial services companies increases significantly;

•	changes in the interest rate environment reduce interest margins;

•	general economic conditions, internationally, nationally or in the State of California are less favorable than expected;

•	legislation or regulatory requirements or changes adversely affect the businesses in which the consolidated organization is or will be engaged;

•	the ability to satisfy the requirements of the Sarbanes-Oxley Act and other regulations governing internal controls;

•	decline in real estate values in our operating market areas;

•	volatility or significant changes in the equity and bond markets which can affect overall growth and profitability of the wealth advisors business; and

•	other risks detailed in the Tamalpais Bancorp filings with the Securities and Exchange Commission.

          When relying on forward-looking statements to make decisions with respect to Tamalpais Bancorp, readers are cautioned to consider these and other risks and uncertainties. Tamalpais Bancorp disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

          Moreover, wherever phrases such as or similar to “In Management’s opinion”, or “Management considers” are used, such statements are as of and based upon the knowledge of Management at the time made and are subject to change by the passage of time and/or subsequent events and, accordingly, such statements are subject to the same risks and uncertainties noted above with respect to forward-looking statements.

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING OF SHAREHOLDERS

          Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), proposals by our shareholders that are intended for inclusion in our proxy statement and proxy and to be presented at our 2009 annual meeting must be delivered to our Secretary at our principal offices no later than December 24, 2008. In addition to these advance notice requirements, there are other requirements that a shareholder must meet in order to have a proposal included in our proxy statement under the rules of the Securities and Exchange Commission.

TAMALPAIS BANCORP CONSOLIDATED FINANCIAL INFORMATION

          Excerpts of certain sections, identified below, from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and Form 10-K for the fiscal year ended December 31, 2007 are set forth in Appendix B to this Consent Solicitation Statement. Shareholders are urged to read the financial and other information contained in Appendix B carefully. The following financial and other information is included in this Consent Solicitation Statement in the accompanying Appendix B:

•	the following portions of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008:

	o	Consolidated Balance Sheets as of September 30, 2008 (unaudited) and December 31, 2007

	o	Consolidated Statements of Income for the three and nine months ended September 30, 2008 (unaudited)

	o	Consolidated Statements of Changes in Stockholders’ Equity for the three and nine months ended September 30, 2008 (unaudited)

	o	Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 (unaudited)

	o	Notes to Consolidated Financial Statements (unaudited)

	o	Management’s Discussion and Analysis of Financial Condition and Results of Operations;

	o	Quantitative and Qualitative Disclosure about Market Risk; and

•	the following portions of our Form 10-K for the fiscal year ended December 31, 2007:

	o	Report of Independent Registered Public Accounting Firm

	o	Consolidated Balance Sheets as of December 31, 2007 and 2006

	o	Consolidated Statements of Income for the Years Ended December 31, 2007, 2006 and 2005

	o	Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2007, 2006 and 2005

	o	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005

	o	Notes to Consolidated Financial Statements

	o	Management’s Discussion and Analysis of Financial Condition and Results of Operations

	o	Quantitative and Qualitative Disclosure about Market Risk

          Although we are sending you these excerpts of our Form 10-Q and Form 10-K as part of this Consent Solicitation Statement, you can also obtain any of this information as well as complete copies of the Form 10-Q and Form 10-K from the SEC at the locations described below.

ADDITIONAL INFORMATION

          We are subject to the informational requirements of the Exchange Act. Accordingly, we file periodic reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549 and may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, www.sec.gov, through which all forms filed electronically may be accessed. Additionally, all forms filed with the SEC and additional shareholder information is available free of charge on our website www.tamalpaisbancorp.com. Tamalpais Bancorp posts these reports to its website as soon as reasonably practicable after filing them with the SEC. None of the information on or hyperlinked from Tamalpais Bancorp’s website is incorporated into this Consent Solicitation Statement.

San Rafael, California December 11 , 2008	TAMALPAIS BANCORP, a California corporation

TAMALPAIS BANCORP
630 LAS GALLINAS AVENUE
SAN RAFAEL, CALIFORNIA 94903

CONSENT

THIS CONSENT IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby (i) acknowledges receipt of the notice dated December 11 , 2008 of the solicitation of consents from the shareholders of Tamalpais Bancorp, a California corporation (the “Company”), and the Consent Solicitation Statement related thereto and (ii) votes all shares of the common stock of the Company held of record by the undersigned on November 26, 2008, in the manner designated herein.

THIS CONSENT, WHEN PROPERLY EXECUTED, WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE HEREIN. IF NO SPECIFICATION IS MADE, THIS CONSENT WILL BE COUNTED AS A “CONSENT” IN FAVOR OF THE PROPOSAL.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS PROVIDE THEIR CONSENT TO THE PROPOSAL. PLEASE REVIEW CAREFULLY THE CONSENT SOLICITATION STATEMENT DELIVERED WITH THIS CONSENT.

1.	To authorize the amendment to the Articles of Incorporation to authorize 10,000,000 shares of preferred stock.

CONSENT	CONSENT WITHHELD	ABSTAIN
☐	☐	☐

Name:

Date:

Name:

Date:

NOTE: PLEASE DATE THIS CONSENT AND SIGN YOUR NAME OR NAMES EXACTLY AS SET FORTH HEREON. FOR JOINTLY OWNED SHARES, EACH OWNER SHOULD SIGN. IF SIGNING AS ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE OR GUARDIAN, PLEASE INDICATE THE CAPACITY IN WHICH YOU ARE ACTING. CONSENTS EXECUTED BY CORPORATIONS SHOULD BE SIGNED BY A DULY AUTHORIZED OFFICER AND SHOULD BEAR THE CORPORATE SEAL.

PLEASE DATE AND SIGN THIS CONSENT AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

Form of Consent